

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 18, 2018

Keene S. Turner
Chief Financial Officer
Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105

  **Re: Enterprise Financial Services Corp**
   **Registration Statement on Form S-4**
   **Filed December 11, 2018**
   **File No. 333-228751**

Dear Mr. Turner :

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Jessica Livingston at 202-551-3448 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Financial Services